SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 00.022.034/0001-87

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.140.443

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A., HELD ON JUNE 30, 2005.

VENUE AND TIME: Avenida Eusébio Matoso, 891, 22nd floor, in the City of São Paulo, State of São Paulo, at 8:15 a.m.

CHAIRMAN: Roberto Konder Bornhausen

QUORUM: More than half of the elected members

RESOLUTIONS TAKEN UNANIMOUSLY BY THOSE PRESENT:

Whereas:

(a) Caixa Brasil S.G.P.S. S.A. (“Caixa”), shareholder of the Company and of Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”), has stated its interest in selling the participation it holds in both companies’share capital;

(b) Caixa decided to hire Unibanco and Banco UBS S.A. for purposes of organizing and leading an orderly process for selling such participation, in order to place those shares in the securities market by means of a Global Offer, including a public offer in Brazil and abroad;

(c) Caixa owns common and preferred shares of the Company and of Unibanco, being most of the preferred shares held in the form of Units;

(d) Units, which are share deposit certificates issued by Unibanco (each Unit representing one preferred share issued by Unibanco and one preferred share issued by the Company), are widely negotiated in the domestic and international markets;

(e) common shares hardly have liquidity;

(f) some shareholders who hold common shares, such as Caixa, prefer to waive the advantages to which holders of such shares are entitled to in order to own a security which presents more liquidity;

(g) the exercise of such faculty by the holders of common shares benefits not only those holders but all the shareholders of the Company, because it concentrates liquidity in only one specie of shares issued by the Company;

(h) in August 13, 2003, this Board of Directors approved a Conversion Program which allows the holders of pairs of outstanding preferred shares of Unibanco or of the Company on September 15, 2003 (except for those shareholders who hold shares already in the form of Units or GDSs) to exchange their preferred shares for Units. Such program shall be in force until November 04, 2005;

(i) in order to accomplish the above mentioned objectives, including the secondary public offer of shares by Caixa, some actions must be taken by the Company, including some which shall be submitted to the Shareholders General Meeting,

Therefore, the Board of Directors resolves, in this date:

1.    To authorize the Board of Officers to take all the measures necessary in order to file the request for register of the public offer of Units in Brazil before the Securities Exchange Commission (Comissão de Valores Mobiliários – CVM) and request for register of public offer of GDSs (Global Depositary Shares, each one representing 5 Units) in the United States of America, before the Securities and Exchange Commission - SEC.

2.    To authorize the Board of Officers to exchange common shares issued by Unibanco owned by Caixa for preferred shares issued by Unibanco held by the Company, in the proportion of one to one.

3.    To call an Extraordinary General Meeting in order to decide on the following subjects:

a.        the cancellation of 12,967,807 (twelve million, nine hundred sixty-seven, eight hundred and seven) preferred shares of the Company which are held in its treasury;

b.        the opening of a 30 (thirty) days term, beginning on July 19, 2005 and closing on August 18, 2005, in order to allow the holders of common shares to convert, through proportional distribution, their respective common shares into preferred shares, observing the maximum limit of 2/3 of preferred shares vis-à-vis the total of issued shares.

c.        the inclusion of a new article in the Company’s By-laws, numbered as 5º-A, which shall read as follows:

“Article 5º-A: Common shares shall be convertible, at the shareholder's option and until August 18, 2005, into preferred shares, in the proportion of one preferred share for each common share, observing the maximum limit of 2/3 of preferred shares vis-à-vis the total of issued shares, by means of proportional distribution.”; and

4.    To authorize the Board of Officers to request to CVM that the holders of pairs of outstanding preferred shares issued by Unibanco or by the Company on August 19, 2005 (except for those shareholders who hold shares already in the form of Units or GDSs) be able to adhere to the Conversion Program approved by this Board on August 13, 2003.

São Paulo, June 30, 2005. Authorized signatures: Roberto Konder Bornhausen, Gabriel Jorge Ferreira, Guilherme Affonso Ferreira, Israel Vaiboin e Pedro Moreira Salles. This is a true copy of the original minutes registered in the Company’s appropriate book.

São Paulo, June 30, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.